

October 2, 2008

Mr. Stephen B. Morris
President, Chief Executive Officer and Director
Arbitron Inc,
142 West 57th Street
New York, NY 10019

Re: Arbitron Inc.
       Form 10-K for the fiscal year ended December 31, 2007
       Filed on: February 28, 2008
       File No.: 1-1969

Dear Mr. Morris:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director